Exhibit 99.29

NexTech Closes Acquisition of eCommerce Business

Infinite Pet Life

Company adds eCommerce business generating $2.2 Million USD in revenue and $600,000 EBITDA

New York, NY - Toronto, ON – April 11, 2019 – NexTech AR Solutions (the “Company” or “NexTech”) (OTCQB: NEXCF) (CSE: NTAR) )(FSE: N29) is pleased to announce that it has completed its acquisition of Infinite Pet Life, previously announced on March 19, 2019, for a purchase price of $1,850,000. Infinite Pet Life generated $2.2 million USD in revenue and $600,000 in EBITDA in 2018. NexTech signed a Letter of Intent to acquire Infinite Pet Life on March 19, 2019.

Key Business Highlights:

●	The pet industry has been experiencing explosive growth. According to The American Pet Products Association, almost 85 million households have a pet and over the last 30 years pet ownership has gone from 56% to 68% of all households

●	The global pet care market is expected to reach USD $202.6 billion by 2025

●	Infinite Pet Life has $32,000/month in recurring subscription revenue

●	Fully optimized Amazon listing with 1,800 reviews

●	Wholesale agreement with Walmart

●	Wholesale agreement with Chewy.com

Post-acquisition AR enhancements Include:

●	Building 3D AR advertising around the brand for Facebook

●	Creating a holographic AR/AI brand expert on pet health

●	Creating 3D models of pets showing how the supplements work

●	Offering a social channel for sharing of 3D AR images of pets

●	Launching AR “pocket store” in the ARitize™ app

“We are pleased to complete our third acquisition in just the first four months of 2019 and look forward to continuing to execute on our aggressive growth-by-acquisition strategy. This transaction positions NexTech to reach a projected $8.2 million USD in consolidated revenue and $1 million in EBITDA for 2019 - a significant step toward becoming cash flow positive,” said Evan Gappelberg, CEO of NexTech. “We’re also excited for the opportunities this acquisition provides us from an AR marketing standpoint. We now own a platform where we can bring our AR eCommerce technologies to market and demonstrate the benefits our solutions can bring to e-retailers around the world.”

Through its acquisition of Infinite Pet Life, NexTech not only gets a revenue-generating business but also a platform with a broad customer-base in which to launch its AR and AI solutions to, creating a one-of-a-kind eCommerce AR/AI showcase for consumers and prospects. By utilizing NexTech AR and AI solutions throughout Infinite Pet Life, NexTech will significantly advance its knowledge of the customer and their online shopping journey through analyzation of real-time data and analytics. This valuable information, effectively mapping out a customer’s path to purchase, will enable NexTech to accelerate the launch of its existing and new AR and AI solutions for eCommerce.

This is the third completed acquisition for NexTech in 2019, following transactions in January and February. It continues the Company’s strategy to grow through acquisition of revenue generating companies that possess industry-leading technologies.

Infinite Pet Life is a provider of anti-aging supplements for pets that promote better joint and gut health, for a healthier and happier animal.

Gartner reports 100 million consumers will shop in augmented reality online and in-store by 2020. NexTech is building out its AR and AI eCommerce offerings, which include using AI to create a guided and knowledgeable curator that can be programmed to be used across all commerce.

NexTech’s ‘full funnel’ end-to-end eCommerce solution for the AR industry includes offering 3D product capture, 3D ads for Facebook and Google, ‘Try it On’ technology for online apparel, 3D and 360 degree product views, and ‘one click buy.’ The platform is affordable, scalable, customizable, and most importantly, easy to integrate within an existing web interface, making NexTech one of the leaders in the rapidly growing AR industry, estimated to hit $120 billion by 2022, according to Statista.

About NexTech AR Solutions Corp.

NexTech is bringing a next generation web enabled augmented reality (AR) platform with Artificial Intelligence (AI) and analytics to the Cannabis industry, eCommerce, education, training, healthcare and video conferencing. Having integrated with Shopify, Magento and Wordpress, its technology offers eCommerce sites a universal 3D shopping solution. With just a few lines of embed code, the Company’s patent-pending platform offers the most technologically advanced 3D AR, AI technology anywhere. Online retailers can subscribe to NexTech’s state of the art, 3D AR/AI solution for $79/mo. The Company has created the AR industry’s first end-to-end affordable, intelligent, frictionless, scalable platform. To learn more, please follow us on Twitter, YouTube, Instagram, LinkedIn, and Facebook, or visit our website: https://www.nextechar.com.

On behalf of the Board of NexTech AR Solutions Corp.
“Evan Gappelberg”
CEO and Director

For further information, please contact:

Evan Gappelberg

Chief Executive Officer

info@nextechar.com

Media contact:

Erin Hadden

FischTank Marketing and PR

ehadden@fischtankpr.com

The CSE has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

Certain information contained herein may constitute “forward-looking information” under Canadian securities legislation. Generally, forward-looking information can be identified by the use of forward-looking terminology such as, “will be”, “looking forward” or variations of such words and phrases or statements that certain actions, events or results “will” occur. Forward-looking statements regarding the Company increasing investors awareness are based on the Company’s estimates and are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of NexTech to be materially different from those expressed or implied by such forward-looking statements or forward-looking information, including capital expenditures and other costs.  There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements and forward-looking information. NexTech will not update any forward-looking statements or forward-looking information that are incorporated by reference herein, except as required by applicable securities laws.